

1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
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www.dechert.com

DEREK M. WINOKUR

derek.winokur@dechert.com
+1 (212) 698-3860 Direct
+1 (212) 698-0660 Fax

December 7, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mellissa Duru, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-3628

RE: USA Technologies, Inc. (the "Company")
Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A Filed November 27, 2009 by Bradley
M. Tirpak, Craig Thomas, Peter Michel and Alan Gotcher ("Shareholder Advocates for Value
Enhancement")
Definitive Proxy Statement on Schedule 14A
Filed November 30, 2009 by Shareholder Advocates for Value Enhancement
Definitive Additional Soliciting Materials on Schedule 14A
Filed November 30, 2009 by Shareholder Advocates for Value Enhancement
File No. 1-33365

Dear Ms. Duru:

This letter is submitted on behalf of the Shareholder Advocates for Value Enhancement (the "Committee") in response to the comments raised by the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated December 2, 2009 (the "Comment Letter"), commenting on the revised preliminary proxy statement of the Committee that was filed with the Commission on November 27, 2009, the definitive proxy statement of the Committee that was filed with the Commission on November 30, 2009 (the "Committee Definitive Proxy Statement") and the definitive additional soliciting materials of the Committee that was filed with the Commission on November 30, 2009.

The supplemental information set forth in this letter has been supplied by the Committee for use herein, and all responses set forth herein to the Staff's comments have been reviewed and approved by the Committee. For your convenience, each of the Staff's consecutively numbered comments is set forth in this letter in bold and is followed by the Committee's applicable response.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley
Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Dechert
LLP

Capitalized terms used but not defined herein have the meanings ascribed to them in the Committee Definitive Proxy Statement.

The Committee's response to the Staff's comments set forth in the Comment Letter are as follows:

Amended Preliminary Proxy Statement on Schedule 14A filed November 27, 2009
Definitive Proxy on Schedule 14A filed November 30 2009
Response Letter Dated November 27, 2009

1. **Unless the subject of a Rule 83 confidential treatment request, all materials provided to the staff in response to comments should be submitted as correspondence on EDGAR. In this regard, we refer you to response 19 in your letter dated November 27, 2009. Although you requested the return of the materials provided, you did not request confidential treatment of the materials provided. Accordingly, please submit your response letter in full, inclusive of the materials responsive to comment 19, as correspondence on EDGAR.**

Response:

We will submit this response letter in full, inclusive of the materials provided supplementally pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the "Act") pursuant to response 19 to our letter dated November 27, 2009, which are set forth as Exhibit A to this letter, as correspondence on EDGAR.

2. **We note your responses to comments 3 and 11 of your letter dated November 27, 2009 and the revised disclosure included in the definitive proxy. Advise us of the name of the shareholder who recommended Mr. Gotcher as a director nominee. Also, please advise us of the relationship, if any, between Mr. Gotcher and the shareholder. We may have further comment.**

Response:

The Committee has informed us that the shareholder who recommended Mr. Gotcher as a director nominee was Jeb B. Terry, Sr., President of Aberdeen Investment Management, Inc. Mr.

Gotcher has informed us that Mr. Terry and Mr. Gotcher have known each other since Mr. Gotcher was the chief executive officer at Altair Nanotechnologies, Inc. There is not now, and there has never been, any arrangement or understanding between Mr. Gotcher and Mr. Terry regarding Mr. Gotcher nomination as a director, or, if elected, his services as a director of the Company.

3. ` We note your response to prior comment 7. Reference is made to various documents you believe support the assertion that the company's compensation to its two top officers is out of line of comparable companies. Please provide us with copies of all the relevant excerpts of materials cited to in the revised disclosure.

Response:

We have attached as Exhibit B to this letter a chart comparing the compensation practices of the comparable companies referenced in the revised disclosure. In addition, a copy of the relevant excerpts of the 2008 Compensation & Entrepreneurship Report in Information Technology cited in the revised disclosure is being provided along with this response letter as correspondence on EDGAR.

4. We note your response to prior comment 11. With a view toward revised disclosure, advise us whether Mr. Tirpak and/or Mr. Thomas or any of their affiliates, had any discussions or arrangements with any of the persons initially solicited requesting that such original solicitees request consents and/or proxies from any other shareholders. Please tell us the total number of persons contacted by Messrs. Thomas and/or Tirpak, whether directly by Messrs. Tirpak or Thomas, by their affiliates, or by any shareholder already contacted by Messrs. Thomas and Tirpak.

Response:

We respectfully advise the Staff that neither Messrs. Tirpak nor Thomas, nor any of their affiliates had any discussions or arrangements with any of the persons with whom they had preliminary conversations prior to filing a proxy statement and initiating a broad solicitation requesting that such persons request consents and/or proxies from any other shareholders. The total number of such persons contacted directly by Messrs. Thomas and/or Tirpak, by their affiliates, or, to their knowledge, by any shareholder already contacted by Messrs. Thomas and Tirpak was six.

5. It has come to our attention that at least two shareholders have indicated they will vote in favor of the company's recommended slate of directors. Please revise your disclosure in response to Item 5(b)(viii) of Schedule 14A or advise us as to why such a revision is unnecessary.

Response:

We respectfully advise the Staff that no participant to the Committee's solicitation is party to any contract, arrangement or understanding with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies other than those contained in the Committee Definitive Proxy Statement. As a result, we do not believe revision of our disclosure is necessary.

Definitive Additional Soliciting Materials filed November 30, 2009

6. Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9(b). For example, in future filings, refrain from referring to the "disingenuous and misleading" letters sent by Mr. Jensen to shareholders, statements asserting that USAT's Board "went out of its way to disenfranchise common shareholders...", or allegations regarding the company's "gross distortions and misleading generalizations..."

Response:

We respectfully acknowledge the Staff's comment.

7. It is not apparent why the establishment of the annual meeting date in December 2009 reduces a shareholder's opportunity to consider the "inequitable actions until it is too late..." Nor is it clear how shareholder rights are being "stripped" because of the advancement of the annual meeting date to December. In future filings, please explain your assertions and provide support for such assertions.

Dechert
LLP

Response:

We respectfully acknowledge the Staff's comment.

8. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for the following statements regarding the qualifications of SAVE nominees:

- "Peter Michel has built a career on turning companies around...,";

- "Mr. Michel has sold companies for 8x the market capitalization of USAT...,";

- Mr. Gotcher is an "expert in the development and commercialization" of new technologies and has "extensive experience ...bringing new technologies to market and scaling them above $100 million in revenues...," (emphasis added); and,

- Mr. Tirpak "has been a consistent advocate for shareholder rights..." (emphasis added) and serves as an advisor to boards of directors of public companies on corporate governance, strategy and capital allocation..."

Response:

- Throughout his career and as disclosed in the Committee Definitive Proxy Statement, Mr. Michel has been involved in turning companies around. From 2005 to 2006, Mr. Michel was an Operations Team Member for Cerberus Capital Management, L.P., as an independent consultant providing operations turnaround advice and services. On May 23, 2005, at the request of the shareholders, Mr. Michel was hired as president and chief executive officer of General Fiber Communications seven weeks prior to its bankruptcy filing specifically to identify and execute an appropriate strategy for the troubled company and to assist the company through an efficient bankruptcy.

- For thirteen years, Mr. Michel was chief executive officer of Brinks Home Security. When Mr. Michel became chief executive officer of Brinks Home Security the troubled company had a customer base of only 66,000 in the U.S. and revenue of only $26 million. While chief executive officer of Brinks he grew Brinks' customer base to over 700,000 customers in the U.S. and Canada and revenue to $258 million in 2001. For three years, Mr.

Michel has been chief executive officer of iSECUREtrac, Inc. When Mr. Michel became chief executive officer of iSECUREtrac, Inc., the troubled company had losses per quarter of $1.6 million. Since Mr. Michel stepped in, iSECUREtrac, Inc.'s losses have been reduced on a quarter over quarter basis to $73,000. During the time Mr. Michel has been chief executive officer, annual revenues have increased 73% from $5,589,783 to $9,702,415.

- Mr. Michel was the chief executive officer of NEP Broadcasting and oversaw the sale of its controlling interest for an undisclosed amount which exceeds 8 times the market capitalization of USAT.

- Mr. Gotcher has spent his entire 35-year career in product and business development, creating among other products and businesses: high performance wire insulation, PolySwitch overcurrent protection devices, the Peel n Stick Postage Stamp and the Duracell Power Check battery labels. His experience in scientific leadership and technology development, includes more than 3 years as the president, chief executive officer and director of Altair Nanotechnologies, Inc., a clean-tech, nano-material synthesis manufacturer, more than 5 years as the Co-Founder and Co-Managing Director of IdeaSpring, LLC, a venture capital investment firm and 14 years at Avery Dennison where he served as the chief technology officer heading research, technology and product development. As the Vice President of manufacturing at Avery Dennison, Mr. Gotcher launched two new products, the Peel n Stick Postage Stamp[1] and the Duracell Power Check battery label[2], that each generated over $125 million in sales.

---

[1]   The Peel n Stick Postage Stamp, manufactured by the Avery Dennison Corporation, was introduced to the market by the United States Postal Service (USPS) in 1989. In the 1990's the Peel n Stick Postage Stamp share of total stamp sales became the major market share leader. The annual US stamp production is within the range of 30 to 55 billion stamps per year with Avery being the leading manufacturer of Peel n Stick stamps.

[2]   The Duracell Power Check battery was introduced to the market in 1995. The Power Check label and label applicators were produced by Avery Dennison Corporation and Avery was the sole manufacturer of the Duracell Power Check battery labels, which were used in the late 1990's on all AAA, AA, C and D alkaline batteries produced by Duracell worldwide. Annual alkaline battery production was within the range of 4 to 5 billion batteries per year in the late 1990's with Avery being the sole manufacturer of these labels to Duracell.

- Mr. Tirpak has worked closely with chief executive officers at DayStar Technologies, Inc., Comverge, Inc. and General Cable. Most recently, Mr. Tirpak advised the chief executive officer of DayStar Technologies, Inc. when the company sought to raise capital last year. In this advisory capacity, Mr. Tirpak has been a consistent advocate for independent, high- quality board members, a key element to good corporate governance. Mr. Tirpak has also recommended qualified individuals to several boards including Covanta Energy, Comverge, Inc., DayStar Technologies, Inc. and Flag Telecom.

9. **Provide us with support for your assertion that electing SAVE's candidates provides the "best opportunity to ...enhance the value of your investment..." Similarly, you disclose that shareholders should "protect their investment" by voting for SAVE's nominees. Please provide support for such statement. Additionally, in future filings, please refrain from making unsupported statements that imply that an election of your candidates will result in the protection and/or enhancement of shareholders' investment.**

<u>Response:</u>

We respectfully acknowledge the Staff's comment. Numerous studies, including Paul A. Gompers et al., *Corporate Governance and Equity Prices*, Quarterly Journal of Economics 118, 107-155 (2003) and Lucian A. Bebchuk et al., *What Matters in Corporate Governance*, Review of Financial Studies, Vol. 22, No. 2, 783-827 (2009), have found a strong correlation between strong corporate governance and higher shareholder value. Abstracts of the two articles are included in this response and filed as correspondence on EDGAR. Based on this assertion, the Committee believes that electing SAVE's candidates provides the best opportunity to enhance shareholder value and protect shareholders' investments because SAVE's candidates intend to promote stronger corporate governance at USAT. For example, as disclosed on page 6 of the Committee Definitive Proxy Statement, if elected, SAVE's candidates will, consistent with their fiduciary duties:

- Advocate for the removal of the staggered Board;
- Advocate for the reinstatement of the right for shareholders to call a special meeting;

- Advocate for Board nominees who have been vetted by an independent nominating committee and determined to be free from conflicting affiliate relationships; and

- Examine the operations of the Company with an eye toward maximizing shareholder value, by advocating for (i) a review of management compensation to ensure alignment of management's interests with that of common shareholders, (ii) an examination of the Company's current telecommunications expenses and ways to optimize the Company's current network, (iii) an examination of the current transaction processing contracts and ways to reduce their costs, (iv) an examination of the patent portfolio and consideration of licensing or selling non core technology intellectual property and (v) a thorough review of the Company's financial statements for any other efficiencies.

* * *

Please note that the letter signed by the participants in the solicitation requested in your Comment Letter was filed with the Commission as correspondence on December 1, 2009.

We very much appreciate the Staff's review of this filing. If you have any questions, please feel free to contact me at (212) 698-3860. Thank you for your cooperation and attention to this matter.

Sincerely,

Derek M. Winokur

Enclosures filed via EDGAR